UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SANCHEZ MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing

Limited Partner Interests

(Title of Class of Securities)

79971C201

(CUSIP Number)

Gerald F. Willinger

c/o Sanchez Midstream Partners LP

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79971C201

1	Names of Reporting Persons Gerald F. Willinger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,051,161

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,051,161

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,161

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 5.76% (1)

14	Type of Reporting Person IN

(1)  Based on 18,252,065 Common Units issued and outstanding as of March 14, 2019.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) relates to the common units representing limited partner interests (“Common Units”) in Sanchez Midstream Partners LP (formerly Sanchez Production Partners LP), a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background

(a)                                 This statement is being filed by Gerald F. Willinger.

(b)                                 The business address of Mr. Willinger is:

c/o Sanchez Midstream Partners LP
1000 Main Street, Suite 3000
Houston, Texas 77002

(c)                                  The present principal occupation of Mr. Willinger is Chief Executive Office of Sanchez Midstream Partners GP LLC, a Delaware limited liability company (the “General Partner”). Mr. Willinger is also a member of the board of directors of the General Partner (the “Board”). The General Partner’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002. The General Partner is the sole general partner of the Issuer and the Issuer is a publicly-traded limited partnership focused on the acquisition, development, ownership and operation of midstream and other energy related assets in North America.

(d)                                 During the past five years, Mr. Willinger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, Mr. Willinger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Willinger is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On March 4, 2019, Mr. Willinger received a compensatory equity incentive award under the Sanchez Production Partners LP Long-Term Incentive Plan (the “LTIP”), which is incorporated by reference herein as Exhibit A, of 548,523 Common Units (the “Award Units”). The Award Units were paid in the form of restricted units under the LTIP which vest in equal annual installments over three years.

Item 4. Purpose of Transaction

The information set forth in Items 5 and 6 is incorporated into this Item 4 by reference.

Mr. Willinger became the beneficial owner of more than 5% of the outstanding Common Units of the Issuer upon his receipt on March 4, 2019 of the Award Units approved by the Board. Mr. Willinger has acquired Common Units of the Issuer for investment purposes and as compensation for his services as an executive officer of the Issuer. In his capacity as the Chief Executive Officer and a member of the Board, Mr. Willinger intends to participate in and influence the affairs of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, Mr. Willinger has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Willinger may, at any time and from time to time, review or reconsider his position and/or change his purpose.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 4 and 6 is incorporated into this Item 5 by reference.

The aggregate number of Common Units to which this Schedule 13D relates is 1,051,161 Common Units. As of March 14, 2019, there were 18,252,065 Common Units of the Issuer issued and outstanding of which Common Units held by Mr. Willinger represented approximately 5.76%.

(a)                                 Mr. Willinger is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of, 1,051,161 Common Units.

(b)                                 On March 8, 2019, pursuant to the Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC (“Holdings”) and the Issuer (the “Services Agreement”), the Issuer issued 787,750 Common Units to Holdings (the “AMF Units”). The AMF Units were issued as payment for the quarterly asset-based fee for the fourth quarter of 2018.  59,081 of the AMF Units were issued to Mr. Willinger as compensation for the services he provides to the General Partner and the Issuer.  The issuance of the AMF Units was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof as a transaction by an issuer not involving a public offering.

(c)                                  Except as set forth herein, to the knowledge of Mr. Willinger, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Common Units beneficially owned by Mr. Willinger.

(d)                                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated into this Item 6 by reference.

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Willinger and any other persons with respect to any securities of the Issuer.

Under the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 14, 2015, between the General Partner, Holdings, and any other persons who become partners in the partnership (the “Second A&R Partnership Agreement”), which is incorporated by reference herein as Exhibit B.

Amendment No. 1 to the Second A&R Partnership Agreement (“Amendment No. 1”) and Amendment No. 2 to the Second A&R Partnership Agreement (“Amendment No. 2”) are incorporated by reference herein as Exhibits C and D, respectively (the Second A&R Partnership Agreement, as amended by Amendment No. 1 and Amendment No. 2, the “Partnership Agreement”). The holders of Common Units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under the Partnership Agreement. Mr. Willinger is entitled to receive his pro rata portion of the distributions the Issuer makes in respect of its Common Units.

As disclosed in Item 3 above, Mr. Willinger has received grants of Common Units pursuant to the LTIP, incorporated by reference herein as Exhibit A, and Award Agreements Relating to Restricted Units, forms of which are incorporated by reference herein as Exhibits E, F, and G. Restricted units vest in accordance with the vesting schedule in the corresponding Award Agreement Relating to Restricted Units.  Except in connection with a Change in Control (as defined in the LTIP) or in the discretion of the Board, any unvested restricted units will be forfeited upon such time as the grantee is no longer an officer, employee, consultant or director of the Issuer, the General Partner, any of their affiliates or any other person performing bona fide services for the Issuer and its subsidiaries.

Holdings is a party to the Services Agreement, incorporated by reference herein as Exhibit H, pursuant to which Holdings provides services that the Issuer requires to operate its business, including overhead, technical, administrative, marketing, accounting, operational, information systems, financial, compliance, insurance, acquisition, disposition and financing services, in exchange for, among other things, a quarterly asset-based fee and reimbursement of all allocated overhead costs as well as any direct third-party costs incurred. Holdings may elect to receive the asset-based fee and certain transaction based fees in Common Units (based on, if applicable, the 30-day trading average closing price of the Common Units prior to the date Holdings provides notice of its election to receive Common Units) or other securities of the Issuer. As disclosed in Item 5(b) above, Holdings has issued Common Units received as payment of the asset-based fee to Mr. Willinger.

Item 7. Material to be Filed as Exhibits

Exhibit A

Sanchez Production Partners LP Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LP on March 6, 2015, File No. 333-198440).

Exhibit B

Second Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP on October 14, 2015, File No. 001-33147).

Exhibit C

Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP, effective as of January 25, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP on January 27, 2017, File No. 001-33147).

Exhibit D

Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Sanchez Midstream Partners LP, effective as of August 9, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Midstream Partners LP on August 15, 2017, File No. 001-33147).

Exhibit E

Form of Award Agreement Relating to Restricted Units (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP on December 3, 2015, File No. 001-33147).

Exhibit F

Form of Award Agreement Relating to Restricted Units (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP on March 28, 2017, File No. 001-33147).

Exhibit G

Form of Award Agreement Relating to Restricted Units (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Sanchez Midstream Partners on March 7, 2019, File No. 001-33147).

Exhibit H

Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC and Sanchez Production Partners LP (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Sanchez Production Partners LP on May 15, 2015, File No. 001-33147).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2019

/s/ Gerald F. Willinger
Name:	Gerald F. Willinger